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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14d-100)

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            CLINTRIALS RESEARCH INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                            INDIGO ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF

                        INVERESK RESEARCH (CANADA) INC.
                          A WHOLLY OWNED SUBSIDIARY OF

                        INVERESK RESEARCH GROUP LIMITED
                      (NAME OF FILING PERSONS (OFFERORS))

                         COMMON STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   188767107
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               STEWART G. LESLIE
                        INVERESK RESEARCH GROUP LIMITED
                          ELPHINSTONE RESEARCH CENTRE
                         TRANENT, EAST LOTHIAN EH33 2NE
                            SCOTLAND, UNITED KINGDOM
                               +44 (1875) 614-545
        (NAME, ADDRESS AND TELEPHONE NO. OF PERSON AUTHORIZED TO RECEIVE
            NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                                WITH A COPY TO:

                              JOHN A. HEALY, ESQ.
                       CLIFFORD CHANCE ROGERS & WELLS LLP
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000
                            ------------------------

                           CALCULATION OF FILING FEE

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              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                   $123,490,056                                           $24,699
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

* For purposes of calculating the fee only. Based on the offer to purchase all of the outstanding shares of common stock of ClinTrials Research Inc. at a purchase price of $6.00 cash per share. According to ClinTrials, there were 18,402,172 shares outstanding and outstanding options with respect to 2,179,504 shares, in each case as of February 22, 2001. The amount of the filing fee was calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934 as amended.

[ ] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the offsetting fee with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form of Schedule and the date of its filing.

AMOUNT PREVIOUSLY PAID:    NOT APPLICABLE  FILING PARTIES:  NOT APPLICABLE
FORM OR REGISTRATION NO.:  NOT APPLICABLE  DATE FILED:      NOT APPLICABLE

[ ] Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[ ] issuer tender offer subject to Rule 13e-4.
[ ] going-private transaction subject to Rule 13e-3.
[ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
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                                  SCHEDULE TO

ITEM 1.  SUMMARY TERM SHEET.

     The information set forth in the section of the Offer to Purchase entitled "Summary" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is ClinTrials Research Inc., a Delaware corporation (the "Company"), and the address of its principal executive offices is 11000 Weston Parkway, Suite 100, Research Triangle Park, North Carolina 27709. The telephone number of the Company is (919) 462-9005.

     (b) This Tender Offer Statement on Schedule TO relates to the commencement by Indigo Acquisition Corp., a Delaware corporation ("Purchaser"), which is a wholly owned subsidiary of Inveresk Research (Canada) Inc., a corporation organized under the laws of Canada ("Inveresk Canada"), which, in turn, is a wholly owned subsidiary of Inveresk Research Group Limited, a corporation organized under the laws of Scotland ("Parent"), of its offer to purchase all of the outstanding shares (the "Shares") of common stock, par value $0.01 per share ("Common Stock"), of the Company, at a price of $6.00 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 5, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). The information set forth in the introduction to the Offer to Purchase (the "Introduction") is incorporated herein by reference.

     (c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in such principal market are set forth in Section 6 of the Offer to Purchase ("Price Range of Shares; Dividends") and is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a), (b), (c) The information set forth in Section 9 of the Offer to Purchase ("Certain Information Concerning Candover Investments plc, Candover Partners Ltd., Candover 1997 Fund, Parent, Inveresk Canada and Purchaser") and Schedule A to the Offer to Purchase is incorporated herein by reference.

ITEM 4.  TERMS OF THE TRANSACTION.

     (a)(1)(i)-(viii), (xii) The information set forth in the Introduction,
Section 1 of the Offer to Purchase ("Terms of the Offer"), Section 2 of the Offer to Purchase ("Acceptance for Payment and Payment for the Shares"), Section 3 of the Offer to Purchase ("Procedures for Tendering Shares"), Section 4 of the Offer to Purchase ("Rights of Withdrawal"), Section 5 of the Offer to Purchase ("Certain United States Federal Income Tax Consequences of the Offer") and
Section 11 of the Offer to Purchase ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the Stockholders Agreement") is incorporated herein by reference.

     (a)(1)(ix), (x), (xi) Not applicable.

     (a)(2)(i)-(iv), (vii) The information set forth in the Introduction,
Section 1 of the Offer to Purchase ("Terms of the Offer"), Section 5 of the Offer to Purchase ("Certain United States Federal Income Tax Consequences of the Offer"), Section 10 of the Offer to Purchase ("Background of the Offer; Contacts with the Company") and Section 11 of the Offer to Purchase ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the Stockholders Agreement") is incorporated herein by reference.

     (a)(2)(v), (vi) Not applicable.

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

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a), (b) The information set forth in Section 10 of the Offer to Purchase ("Background of the Offer; Contacts with the Company") is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS.

     (a), (c)(1), (3-7) The information set forth in Section 11 of the Offer to Purchase ("Purpose of the Offer; Plans for the Company; the Merger; the Merger Agreement; the Stockholders Agreement") and Section 7 of the Offer to Purchase ("Effect of the Offer on the Market for the Shares; Stock Quotation, Margin Regulations and Exchange Act Registration") is incorporated herein by reference.

     (c)(2) None.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth in Section 12 of the Offer to Purchase ("Source and Amount of Funds") is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth in Section 16 of the Offer of Purchase ("Fees and Expenses") is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in the Introduction, Section 8 of the Offer to Purchase ("Certain Information Concerning the Company"), Section 9 of the Offer to Purchase ("Certain Information Concerning Candover Investments plc, Candover Partners Ltd., Candover 1997 Fund, Parent, Inveresk Canada and Purchaser"),
Section 11 of the Offer to Purchase ("Purpose of the Offer; Plans for the Company; the Merger") and Schedule A to the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in the Introduction and Section 16 of the Offer to Purchase ("Fees and Expenses") is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS.

     (a) Financial information. Not applicable.

     (b) Pro forma information. Not applicable.

ITEM 11.  ADDITIONAL INFORMATION.

     (a) Other material information. The information set forth in the Letter of Transmittal attached hereto as Exhibit (a)(2) is incorporated herein by reference.

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ITEM 12.  EXHIBITS.

     The following are attached as exhibits to this Schedule TO:

(a)(1)          Offer to Purchase, dated March 5, 2001.
(a)(2)          Letter of Transmittal.
(a)(3)          Notice of Guaranteed Delivery.
(a)(4)          Guidelines for Certification of Taxpayer Identification
                Number on Substitute Form W-9.
(a)(5)          Form of Letter to brokers, dealers, commercial banks, trust companies and other nominees.
(a)(6)          Form of Letter to be used by brokers, dealers, commercial
                banks, trust companies and other nominees to their clients.
(a)(7)          Summary newspaper advertisement, dated March 5, 2001 and
                published in The Wall Street Journal.
(a)(8)          Press Release issued by the Company on February 22, 2001.
Exhibit (b)     Facilities Agreement, dated as of February 22, 2001, between
                Parent and certain of its subsidiaries and Bear Stearns
                Corporate Lending Inc.
Exhibit (d)(1)  Agreement and Plan of Merger, dated as of February 22, 2001, by and among Parent, Purchaser and the Company.
Exhibit (d)(2)  Stockholders Agreement, dated as of February 22, 2001, among
                Parent, Purchaser and Richard J. Eskind, Richard J. Eskind
                Grantor Retained Annuity Trust No. 2, Irwin B. Eskind, M.D.,
                Irwin B. Eskind Grantor Retained Annuity Trust No. 4, Paul
                J. Ottaviano, Edward G. Nelson, Nelson Capital Corporation,
                S. Colin Neill, Roscoe Robinson and William C. O'Neil.
Exhibit (d)(3)  Investment Agreement, dated February 22, 2001, among Parent and the persons listed on the schedule thereto.
Exhibit (g)     None.
Exhibit (h)     None.

ITEM 13.  INFORMATION REQUIRED BY SCHEDULE 13E-3.

     Not applicable.

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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 2, 2001

                                        INDIGO ACQUISITION CORP.

                                        /s/ WALTER NIMMO
                                        ----------------------------------------
                                        Name:   Walter Nimmo
                                        Title:     President

                                        /s/ ALASTAIR MCEWAN
                                        ----------------------------------------
                                        Name:   Alastair McEwan
                                        Title:     Vice President

                                        INVERESK RESEARCH (CANADA) INC.

                                        /s/ WALTER NIMMO
                                        ----------------------------------------
                                        Name:   Walter Nimmo
                                        Title:     President

                                        INVERESK RESEARCH GROUP LIMITED

                                        /s/ WALTER NIMMO
                                        ----------------------------------------
                                        Name:   Walter Nimmo
                                        Title:     Chief Executive Officer

                                        /s/ STEWART LESLIE
                                        ----------------------------------------
                                        Name:   Stewart Leslie
                                        Title:     Director and Company
                                        Secretary

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